# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allogene Therapeutics, Inc., CIK 0001737287
CUSIP: 019770106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 04/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001863769

## Reporting persons
- Frazier Life Sciences Public Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,205,306; sole dispositive power 0; shared dispositive power 16,205,306; aggregate amount beneficially owned 16,205,306 (4.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLSP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,205,306; sole dispositive power 0; shared dispositive power 16,205,306; aggregate amount beneficially owned 16,205,306 (4.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLSP, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,205,306; sole dispositive power 0; shared dispositive power 16,205,306; aggregate amount beneficially owned 16,205,306 (4.7% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- Frazier Life Sciences X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 306,906; sole dispositive power 0; shared dispositive power 306,906; aggregate amount beneficially owned 306,906 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 306,906; sole dispositive power 0; shared dispositive power 306,906; aggregate amount beneficially owned 306,906 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS X, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 306,906; sole dispositive power 0; shared dispositive power 306,906; aggregate amount beneficially owned 306,906 (0.1% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- Frazier Life Sciences XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 722,956; sole dispositive power 0; shared dispositive power 722,956; aggregate amount beneficially owned 722,956 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 722,956; sole dispositive power 0; shared dispositive power 722,956; aggregate amount beneficially owned 722,956 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 722,956; sole dispositive power 0; shared dispositive power 722,956; aggregate amount beneficially owned 722,956 (0.2% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- Frazier Life Sciences XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,500; sole dispositive power 0; shared dispositive power 1,561,500; aggregate amount beneficially owned 1,561,500 (0.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,500; sole dispositive power 0; shared dispositive power 1,561,500; aggregate amount beneficially owned 1,561,500 (0.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- FHMLS XII, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,561,500; sole dispositive power 0; shared dispositive power 1,561,500; aggregate amount beneficially owned 1,561,500 (0.5% of the class)
  Comment: The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- James N. Topper: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 306,906; sole dispositive power 0; shared dispositive power 306,906; aggregate amount beneficially owned 306,906 (0.1% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.
- Patrick J. Heron: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 306,906; sole dispositive power 0; shared dispositive power 306,906; aggregate amount beneficially owned 306,906 (0.1% of the class)
  Comment: The amounts reported in rows 6, 8 and 9 represent shares held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 11 is calculated based on the sum of (i) 243,777,920 shares of Common Stock outstanding on March 10, 2026, as set forth in the Issuer's Annual Report on Form 10-K filed with the SEC on March 12, 2026, and (ii) 100,200,000 shares of Common Stock sold by the Issuer on April 16, 2026, as set forth in the Issuer's Prospectus Supplement dated April 14, 2026 filed with the SEC on April 15, 2026.

## Item 1. Issuer
Name of issuer: Allogene Therapeutics, Inc.
Address of issuer's principal executive offices: 210 East Grand Avenue, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
Frazier Life Sciences XII, L.P. ("FLS XII")
FHMLS XII, L.P.
FHMLS XII, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron")
Address of principal business office or, if none, residence:
The address of the principal place of business for each of the Reporting Persons is:

c/o Frazier Life Sciences Management, L.P.
1001 Page Mill Rd, Building 4, Suite 200B
Palo Alto, CA 94304
Citizenship: The information contained in row 4 of each Reporting Person's cover page to this Schedule 13G is incorporated by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in row 9 of each Reporting Person's cover page to this Statement (including the footnotes thereto) is incorporated by reference.

FLSPF directly holds 16,205,306 shares of Common Stock. FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF.

FLS X directly holds 306,906 shares of Common Stock. FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the shares of Common Stock held by FLS X.

FLS XI directly holds 722,956 shares of Common Stock. FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

FLS XII directly holds 1,561,500 shares of Common Stock. FHMLS XII, L.P. is the general partner of FLS XII and the general partner of FHMLS XII, L.P. is FHMLS XII, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XII.

Except as specifically stated herein, the filing of this Statement shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Statement or a member of a "group" with any other person.
Percent of class: The information contained in row 11 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to vote or to direct the vote: The information contained in row 5 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to vote or to direct the vote: The information contained in row 6 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Sole power to dispose or to direct the disposition: The information contained in row 7 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.
Shared power to dispose or to direct the disposition: The information contained in row 8 of each Reporting Person's cover page to this Schedule 13G (including the footnotes thereto) is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences Public Fund, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (04/23/2026)
- FHMLSP, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (04/23/2026)
- FHMLSP, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLSP, L.L.C. (04/23/2026)
- Frazier Life Sciences X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (04/23/2026)
- FHMLS X, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (04/23/2026)
- FHMLS X, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS X, L.L.C. (04/23/2026)
- Frazier Life Sciences XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (04/23/2026)
- FHMLS XI, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (04/23/2026)
- FHMLS XI, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XI, L.L.C. (04/23/2026)
- Frazier Life Sciences XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P., GP of Frazier Life Sciences XII, L.P. (04/23/2026)
- FHMLS XII, L.P.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C., GP of FHMLS XII, L.P. (04/23/2026)
- FHMLS XII, L.L.C.: /s/ Jennifer Martin, By Jennifer Martin, CFO of FHMLS XII, L.L.C. (04/23/2026)
- James N. Topper: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (04/23/2026)
- Patrick J. Heron: /s/ Jennifer Martin, By Jennifer Martin, Attorney-in-Fact for Patrick Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on January 27, 2026 (04/23/2026)